SCRIP DIVIDEND SHARES

13th July 2004

Tesco PLC

DIRECTORS' SHAREHOLDINGS

Tesco PLC has today been notified that on Friday 25th June, the Directors below became entitled to scrip dividend Ordinary shares of 5p each in the Company, at a price of 251.95p per share, under the Scrip Dividend Scheme:

Director	No of Shares
R Brasher	3,734
P A Clarke	18,561
A T Higginson	21,833
T P Leahy	50,818
T J R Mason	28,341 (including 1,383 in the name of Mrs F Mason)
G F Pimlott	557
D T Potts	23,610
D E Reid	118

Enquiries: M J Field
Deputy Secretary
Tesco PLC
Tel: 01992 632222

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